Exhibit 99.2

NGV NGR Acquisition Co, LLC

Consolidated Financial Statements

(Reviewed)

March 31, 2025

Contents

Financial statements

Consolidated balance sheet	1
Consolidated statement of operations	2
Consolidated statement of changes in members’ equity	3
Consolidated statement of cash flows	4
Notes to consolidated financial statements	5-16

NGV NGR Acquisition Co, LLC

Consolidated Balance Sheet

March 31, 2025

(In Thousands) (Unaudited)

Assets
Current assets:
Cash and equivalents	$32,370
Contracts receivable, net	73,205
Other receivables	4,903
Interconnection deposits	43,159
Prepaid and other current assets	1,639

Total current assets	155,276

Non-current assets:
Property, plant and equipment, net	5,903
Related party loan	355,000
Equity method investment	832,193
Development assets	607,212
Operating lease right-of-use assets, net	1,910
Goodwill and intangible assets	107,159

Total non-current assets	1,909,377

Total assets	$2,064,653

Liabilities and Member’s Equity

Current liabilities:
Accounts payable and accrued expenses	$136,270

Total current liabilities	136,270

Non-current liabilities:
Lease liability	2,348

Total non-current liabilities	2,348

Commitments and contingencies (Note 7)

Member’s equity:
Member’s interest	2,137,532
Accumulated deficit	(211,497)

Total member’s equity	1,926,035

Total liabilities and member’s equity	$2,064,653

See notes to consolidated financial statements.

NGV NGR Acquisition Co, LLC

Consolidated Statement of Operations

Quarter Ended March 31, 2025

(In Thousands) (Unaudited)

Revenues:
Development fees	$101,896
Service fees	4,198

Total revenues	106,094

Cost of revenues:
Development expenses	81,937
Land lease expenses	4,003
Consulting expenses	2,242

Total cost of revenues	88,182

Operating expenses:
General and administrative	2,888
Credit loss recovery	(3,351)
Payroll and benefits	34,352
Depreciation and amortization	383

Total operating expenses	34,272

Net operating loss	(16,360)

Other income (expense):
Interest income	3,291
Equity in net earnings of affiliate	(12,291)

Total other expense	(9,000)

Net loss	$(25,360)

See notes to consolidated financial statements.

NGV NGR Acquisition Co, LLC

Consolidated Statement of Changes in Member’s Equity

Quarter Ended March 31, 2025

(In Thousands) (Unaudited)

	Members’ Interest	Accumulated Deficit	Total
Balance at December 31, 2024	$2,084,288	$(186,137)	$1,898,151
Contributions	58,115	—	58,115
Distributions	(4,871)	—	(4,871)
Net loss	—	(25,360)	(25,360)

Balance at March 31, 2025	$2,137,532	$(211,497)	$1,926,035

See notes to consolidated financial statements.

NGV NGR Acquisition Co, LLC

Consolidated Statement of Cash Flows

Quarter Ended March 31, 2025

(In Thousands) (Unaudited)

Cash flows from operating activities:
Net loss	$(25,360)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	489
Equity in earnings of affiliate	12,465
Changes in operating assets and liabilities:
Contracts receivable	(11,386)
Other receivables	(2,098)
Development assets	(33,960)
Deposits paid, net	(5,644)
Prepaid expenses and other current assets	(405)
Accounts payable and accrued expenses	(15,214)
Lease payments	(115)

Net cash used in operating activities	(81,228)

Cash flows from investing activities:
Purchase of property, plant and equipment	(657)
Issuance of related party loan	(30,000)
Distributions from equity method investments	4,871

Net cash used in investing activities	(25,786)

Cash flows from financing activities:
Distributions	(4,871)
Contributions	58,115

Net cash provided by financing activities	53,244

Net decrease in cash and restricted cash	(53,770)
Cash and cash equivalents, beginning	86,140

Cash and cash equivalents, ending	$32,370

See notes to consolidated financial statements.

NGV NGR Acquisition Co, LLC

Notes to Consolidated Financial Statements

(In Thousands) (Unaudited)

Note 1. Organization and Nature of Operations

Nature of operations and principals of consolidation: NGV NGR Acquisition Co, LLC (the Company) was organized for the purposes of developing wind energy, solar energy and battery storage projects. The Company’s key objective is to develop such projects from inception to the point of readiness for the commencement of construction. The Company then either sells the project to a third party, a related party, or builds and operates the project. The primary tasks of developing successful projects include securing interconnections into the electricity grids, obtaining all state, local and federal permits, securing power purchase agreements (PPAs) or other contracts for the sale of a Project’s electricity production, and securing land through leaseholds and title clearances.

The Company’s wholly owned subsidiaries include NGV Emerald Energy Venture Holdings, LLC, NGV NGR Holdco, LLC and National Grid Renewables Development, LLC.

Within the wholly owned subsidiary National Grid Renewables Development, LLC includes the financial operations of NG Renewables Energy Marketing, LLC, NG Renewables Energy Services, LLC, NG Renewables Remote Operations Center, LLC, National Grid Renewables Operations, LLC and other projects under development. These subsidiaries provide support services for operating projects.

Principles of consolidation: The accompanying consolidated financial statements (collectively, the financial statements) include the accounts of NGV NGR Acquisition Co, LLC and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Note 2. Summary of Significant Accounting Policies

Accounting principles: The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The following is a description of the Company’s significant accounting policies.

Use of estimates: The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NGV NGR Acquisition Co, LLC

Notes to Consolidated Financial Statements

(In Thousands) (Unaudited)

Note 2. Summary of Significant Accounting Policies (Continued)

Revenue recognition: The Company recognizes revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. ASC 606 provides a five-step model for recognizing revenue from contracts with customers as follows:

•	Identify the contract

•	Identify the performance obligations

•	Determine the transaction price

•	Allocate the transaction price

•	Recognize revenue

The Company’s customers consist of private customers, primarily located within the Midwest.

The Company has elected as a practical expedient the accounting policy under which it excludes from the transaction price taxes it collects from its customers that were assessed by a government authority on (or contemporaneous with) the entity’s revenue-generating transactions with its customers. The Company therefore reports sales revenue net of sales tax.

NGV NGR Acquisition Co, LLC

Notes to Consolidated Financial Statements

(In Thousands) (Unaudited)

Note 2. Summary of Significant Accounting Policies (Continued)

The Company derives its revenues from the sale of development assets and service arrangements with operating projects.

The Company recognizes revenue from the sale of development assets upon transfer of control to its customer.

The Company earns service revenue for its employees performing certain services for related parties. The Company bills the related parties at cost plus a profit margin. Shared service revenue is recognized monthly as services are performed.

Billing practices are governed by the contract terms and generally are based on the achievement of milestones or predetermined schedules.

Cash: The cash held by the Company is only available for company-related uses and distribution of such cash to its members. The Company maintains its cash in bank deposits that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts receivable: Credit terms are extended to customers in the normal course of business. The Company performs ongoing credit evaluations of its customers’ financial conditions and generally is able to utilize lien rights to secure payment. Accounts receivable are recorded at their estimated net realizable value, net of an allowance for credit losses. The Company’s estimate of the allowance for credit losses is based upon recent historical experience, the length of time the receivable has been outstanding, other specific information as it becomes available, current economic conditions and reasonable supportable forecasts not already reflected in the historical loss information. Accounts considered uncollectible are written off against the allowance. No allowance for credit losses was considered necessary as of March 31, 2025. Accounts receivable at January 1, 2025, was $65,831.

Development assets—capitalized project development costs: The Company begins capitalizing project development costs when management decides to move forward with a project, commits funding to a

NGV NGR Acquisition Co, LLC

Notes to Consolidated Financial Statements

(In Thousands) (Unaudited)

Note 2. Summary of Significant Accounting Policies (Continued)

project and determines that a project is viable as evidenced by obtaining a signed PPA or securing programmatic offtake requirements. Development costs that do not meet the criteria for capitalization, in accordance with the Company’s accounting policy are expensed as incurred.

Development costs include all direct project costs. Certain other costs associated with the financing of projects are capitalized as deferred costs and are amortized into project costs over the estimated periods benefited.

Development assets—interconnection deposits: The Company deposits funds with Regional Transmission Organizations (RTOs) to secure queue positions necessary to deliver power to specific locations within the RTOs’ service territory. The deposits are utilized by the RTOs in the completion of studies needed to evaluate the project’s impact, if any, on the electrical grid. The RTOs either perform their own studies on a given project’s ability to interconnect to the electrical grid or they sub-contract the studies to a third party. As projects are studied, RTOs incur costs, which are capitalized and then recognized as amortization expense and included in the accompanying consolidated statement of operations as development expenses.

NGV NGR Acquisition Co, LLC

Notes to Consolidated Financial Statements

(In Thousands) (Unaudited)

Note 2. Summary of Significant Accounting Policies (Continued)

The deposits reflected on the consolidated balance sheet represent the refundable portion of deposits that have not been utilized by RTOs and are included in development assets on the consolidated balance sheet.

Development assets are reviewed for impairment whenever events or changes in circumstances indicate that a development project might not go forward, or the Company may not recoup its incurred costs. Management has determined no development assets were impaired as of March 31, 2025.

When project development assets are sold, the respective capitalized project development costs are expensed as development expenses.

Property and equipment: Property and equipment is carried at cost, net of accumulated depreciation. Expenditures for major repairs and improvements that extend the useful lives of property and equipment are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in the consolidated statement of operations. Depreciation is computed on a straight-line basis over the estimated useful lives of 10 to 35 years for the related assets.

Equity method investment: The Company has an investment in Emerald Energy Venture LLC (Emerald). Management has assessed Emerald by applying the criterion set forth in ASC 810 and has concluded that Emerald is a variable interest entity (VIE). Management has also concluded that while the Company has a variable interest (economic criterion), the Company does not have power over the economic activities that most significantly impact Emerald (power criterion) and is not the primary beneficiary. Therefore, the Company accounts for its interest in Emerald using the equity method. Under the equity method the Company share of the net income of Emerald is recognized as income in the Company’s statement of operations and added to the investment account, and distributions received from the affiliate are treated as a reduction of the investment account.

NGV NGR Acquisition Co, LLC

Notes to Consolidated Financial Statements

(In Thousands) (Unaudited)

Note 2. Summary of Significant Accounting Policies (Continued)

Goodwill: The Company’s goodwill was recorded as a result of the Company’s prior business combination. Management concluded all of the goodwill was associated with its National Grid Renewables Development LLC reporting unit.

The Company tests its recorded goodwill for impairment on an annual basis, or more often if indicators of potential impairment exist, by determining if the carrying value of each reporting unit exceeds its estimated fair value. Factors that could trigger an interim impairment test include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the Company’s overall business, significant negative industry or economic trends and a sustained period where market capitalization plus an appropriate control premium is less than stockholders’ equity. During the three months ended March 31, 2025, the Company determined that no impairment of goodwill existed because the estimated fair value of each reporting unit exceeded its carrying amount. Future impairment reviews may require write-downs in the Company’s goodwill and could have a material adverse impact on the Company’s operating results for the periods in which such write-downs occur.

NGV NGR Acquisition Co, LLC

Notes to Consolidated Financial Statements

(In Thousands) (Unaudited)

Note 2. Summary of Significant Accounting Policies (Continued)

Accounting for long-lived assets: The Company periodically evaluates its long-lived assets, primarily development assets, property and equipment and right-of-use (ROU) assets, to determine potential impairment by comparing the carrying value of the assets with the estimated future undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future undiscounted cash flows be less than the carrying value, the Company would recognize an impairment loss. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the assets. For the quarter ended March 31, 2025, management has determined that no impairment of long-lived assets exists.

Income taxes: The Company has elected to be treated as a pass-through entity for income tax purposes and, as such is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company’s federal tax status a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions to qualify as a pass-through entity. The Company is required to file and does file tax returns with the Internal Revenue Service (IRS) and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. Income tax returns filed by the Company are subject to examination by the IRS for a period of three years.

Leases: The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. A contract is or contains a lease when: (i) explicitly or implicitly identified assets have been deployed in the contract, and (ii) the Company obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company made an accounting policy election available under Topic 842 not to recognize ROU assets and lease liabilities for leases with a term of 12 months or less. For all other leases, ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease or January 1, 2022, for existing leases upon the adoption of Topic 842. The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by any lease incentives. To determine the present value of lease payments, the Company uses the rate implicit in the lease.

NGV NGR Acquisition Co, LLC

Notes to Consolidated Financial Statements

(In Thousands) (Unaudited)

Note 2. Summary of Significant Accounting Policies (Continued)

Future lease payments may include fixed rent escalation clauses or payments that depend on an index (such as the consumer price index), which is initially measured using the index or rate at lease commencement. Subsequent changes of an index and other periodic market-rate adjustments to base rent are recorded in variable lease expense in the period incurred. Residual value guarantees or payments for terminating the lease are included in the lease payments only when it is probable they will be incurred.

The Company has made an accounting policy election to account for lease and nonlease components in its contracts as a single lease component for its real estate, vehicle and equipment asset classes. The nonlease components typically represent additional services transferred to the Company, such as common area maintenance for real estate, which are variable in nature and recorded in variable lease expense in the period incurred.

NGV NGR Acquisition Co, LLC

Notes to Consolidated Financial Statements

(In Thousands) (Unaudited)

Note 2. Summary of Significant Accounting Policies (Continued)

The Company leases land from landowners throughout the project development lifecycle. The terms of these leases provide the Company or the landowner to cancel the lease at any time prior to the start of construction. As a result, management has concluded the arrangement does not constitute a lease under ASC 842 and recognizes these costs as expenses or capitalizes as a development asset as the costs are incurred.

Investment in energy future financial instruments: The Company follows a policy of using exchange-traded futures contracts to reduce the risk of fluctuating market energy prices. The Company’s investments in energy futures is recorded at fair value in the consolidated balance sheet, and any change in value is recorded in the consolidated statement of operations. The Company recorded unrealized net losses of $244 during the three months ended March 31, 2025. The fair value of the energy futures was $(244) as of March 31, 2025.

Subsequent events: Effective at the opening of business on May 30, 2025, the Company was party to a transaction whereby the Company’s members executed a membership purchase agreement that resulted in a change of control over the Company. The Company changed its name to Geronimo Power Holdings, LLC on June 24, 2025.

Subsequent events have been evaluated through November 5, 2025, the date the consolidated financial statements were available for issuance.

Note 3. Development Assets

Pursuant to the Company’s capitalization policy (see Note 2), all costs incurred in connection with Projects that have been deemed commercially viable by management, are capitalized. Below is a summary of costs by project type and location incurred as of the quarter ended March 31, 2025:

NGV NGR Acquisition Co, LLC

Notes to Consolidated Financial Statements

(In Thousands) (Unaudited)

Note 3. Development Assets (Continued)

Solar	$599,384
Wind	6,243
Battery storage	1,585

$607,212

Michigan	$148,445
Wisconsin	144,008
Ohio	137,388
Texas	15,027
Illinois	10,758
Minnesota	7,944
Other	143,642

$607,212

NGV NGR Acquisition Co, LLC

Notes to Consolidated Financial Statements

(In Thousands) (Unaudited)

Note 4. Equity Method Investment

The Company has a 51% investment in Emerald. Emerald invests in a portfolio of investments in renewable energy projects in the United States. The Company has developed the individual projects and provide operating and maintenance services under a services agreement. The condensed balance sheet as of March 31, 2025, is as follows:

Current assets	$105,062
Non-current assets, primarily solar and wind energy systems	3,663,888

Total assets	$3,768,950

Current liabilities	$152,038
Long-term liabilities, primarily power purchase agreement derivatives	1,274,247
Members’ equity	2,342,665

Total liabilities and members’ equity	$3,768,950

Note 5. Related-Party Transactions

On October 1, 2024, the Company entered into a loan agreement with an affiliate entity as described in Note 4, which qualifies as a related party under ASC 850. The loan was issued for a principal amount of $330,000 bearing interest at a rate equal to the Secured Overnight Financing Rate (SOFR) plus an applicable margin of 1.375% per annum. The interest rate is considered to be at market terms. Repayment is structured through quarterly installments equal to the cash available for distribution by the borrower. The Company gave an advancement of $25,000 during the quarter. The loan is unsecured. As of March 31, 2025, the outstanding balance on the loan was $355,000. Interest income of $3,291 was recognized during the year. The loan was negotiated on an arm’s-length basis. Based on the Company’s assessment of the related party’s financial condition, no allowance for expected credit losses has been recorded.

The Company recognizes revenues from sales to an affiliated company as described in Note 4. During the quarter ended March 31, 2025, these sales totaled $104,596.

Note  6. Share-Based Awards

The Company participates in a long-term incentive plan sponsored by its Parent. The plan allows the Parent’s Board of Directors to grant performance-based stock awards and restricted stock awards. Both awards vest over a three-year period. The performance-based awards are subject to hurdles based upon the three-year cumulative earnings per share of the Parent, Group, as defined, return on equity and the achievement of certain emissions reductions.

NGV NGR Acquisition Co, LLC

Notes to Consolidated Financial Statements

(In Thousands) (Unaudited)

Note  6. Share-Based Awards (Continued)

Management has concluded these awards are classified as equity awards and is recognizing compensation cost over the three-year vesting period through March 2025. Management determined the value of its awards using the Parent’s end of day share price as of the date of grant. A summary of the awards as of March 31, 2025:

	Shares	Weighted- Average Price	Amount
Vested	61,864	$67.56	$4,180
Unvested	60,006	54.22	3,254

Total	121,870	$61.00	$7,434

The Company recognized approximately $436 in compensation cost for the quarter ended March 31, 2025.

Note 7. Commitments and Contingencies

The Company, from time to time, may be involved in lawsuits arising in the ordinary course of business. In the opinion of the Company’s management, any liability that might result from such litigation would not be material in relation to the Company’s financial position and results of operations.